Exhibit 12.1

Statement Regarding

Computation of Ratios of Earnings to

Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,
(US$ in millions except ratios)	2013	2012	2011	2010	2009

Earnings (1)
Pretax income before noncontrolling interests and income (loss) from discontinued operations, net of tax (2)	$1,014	$372	$1,020	$3,049	$8
plus: Fixed charges	516	404	429	461	405
Amortization of capitalized interest	21	21	19	18	16
Distributed income of equity investees	2	1	6	4	5
less: Capitalized interest	(4)	(13)	(16)	(21)	(26)
Preferred stock dividends and other obligations	(76)	(34)	(34)	(67)	(78)
Earnings:	$1,473	$751	$1,424	$3,444	$330
Fixed charges (1)
Capitalized interest	$4	$13	$16	$21	$26
Expensed interest	363	294	295	294	245
plus: Amortized premiums, discounts and capitalized debt expenditures	13	12	23	27	15
Estimate of interest within rental expense	60	51	61	52	41
Preferred stock dividends and other obligations	76	34	34	67	78
Fixed charges:	$516	$404	$429	$461	$405
Ratio of Earnings/Fixed charges	2.86	1.86	3.32	7.47	0.81

(1)                                 For the purpose of determining the Ratio of Earnings to Fixed Charges and Preferred Stock Dividends, earnings are defined as pretax income before noncontrolling interests and income (loss) from discontinued operations, net of tax in consolidated subsidiaries plus fixed charges and amortization of capitalized interest less capitalized interest and preferred stock dividend and other obligations requirements. Fixed charges consist of interest expense (capitalized and expensed), amortization of deferred debt issuance costs, portion of rental expense that is representative of the interest factor and preferred stock dividend and other obligations requirements of the registrant and consolidated subsidiaries.

(2)                                 Includes a pretax gain of $2,440 million related to the May 2010 sale of Bunge’s Brazilian fertilizer nutrients assets.